UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F þ          Form 40-F  ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ¨          No þ

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ¨          No þ

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, theregistrant has duly caused this report to be signed on its behalf by theundersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan ---------------------------------------------------- (Signature) Andi Setiawan VP Investor Relations

Date: April 04, 2018

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Sales & Purchase and Share Subscription Agreement between PT Swadharma Sarana Informatika (“SSI”) and PT Multimedia Nusantara (“Telkom Metra”).

Nomor: TEL58/LP 000/COP-I5000000/2018

Jakarta, April 4, 2018

Dewan Komisioner Otoritas Jasa Keuangan

Up. Kepala Eksekutif Pengawas Pasar Modal

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re: Sales & Purchase and Share Subscription Agreement between PT Swadharma Sarana Informatika (“SSI”) and PT Multimedia Nusantara (“Telkom Metra”)

Dear Sir,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No. 31/POJK.04/2015 related to information disclosure for public company, we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk
Business Sector	:	Telecommunication
Telephone	:	(+6221) 5215109
Facsimile	:	(+6221) 5220500
E-mail	:	investor@telkom.co.id

1.	Information or material facts	Sales & Purchase and Share Subscription Agreement Between PT Swadharma Sarana Informatika and PT Multimedia Nusantara
2.	Date	April 2, 2018
3.	Description

On Monday, April 2, 2018, Sales & Purchase and Share Subscription Agreement between PT Swadharma Sarana Informatika (“SSI”) and PT Telkom Indonesia (Persero) Tbk through its subsidiary PT Multimedia Nusantara (Telkom Metra) has been signed.

Telkom Metra acquired SSI’s existing shares and subscribed for new shares issuance. In total Telkom Metra acquired 51% of SSI’s share in the amount of Rp397 billion.

SSI is a company engaged in ATM managed service and other related businesses. This transaction is expected to strengthen Telkom’s business ecosystem and increase Telkom’s ICT solution competency in financial, banking and insurance sectors, in line with our vision to be Digital Telco Company

4.	The impact of events	Telkom Metra owns 51% stake in SSI after this transaction is completed.
5.	Others	Telkom Metra is our subsidiary which is engaged in the Information, Media, and Edutainment (IME) businesses.

Thank you for your kind attention.

Best Regards,

/s/ Andi Setiawan

ANDI SETIAWAN

VP Investor Relations

For further information please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk

Tel.	62-21-5215109
Fax.	62-21-5220500
E-mail	investor@telkom.co.id
Website	www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.